SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF THE COMPANHIA SIDERÚRGICA NACIONAL, HELD ON DECEMBER 17, 2018.

CNPJ/MF nº 33.042.730/0001-04

NIRE: 35300396090

1.            Date:                     December 17, 2018.

2.            Time:                    10am

3.            Place:                   Av. Brigadeiro Faria Lima, nº 3400 - 20º andar, São Paulo - SP

4.            Call Notice:        Carried out according to Article 15, paragraph 5, of the Company Bylaws.

5.            Presence:            Benjamin Steinbruch (President), Léo Steinbruch, Fabiam Franklin, Antonio Bernardo Vieira Maia and Yoshiaki Nakano - Counselors; Claudia Maria Sarti - Secretary General of the Board of Directors, and the meeting held in the manner set forth in Article 15, § 2, of the Company Bylaws.

6.            Treaties:              6.1 - Issuance of Debentures. The Board of Directors unanimously approved, pursuant to Article 19, item XI, of the Bylaws:

a) the realization, by the Company, of its 10th issue of simple debentures, non-convertible into shares, of the type with a real guarantee, in a single series ("Issue" and "Debentures", respectively), for public distribution with restricted distribution efforts, pursuant to CVM Instruction 476 of January 16, 2009 ("CVM Instruction 476" and "Restricted Offering", respectively) which shall have the following characteristics:

i. Issue number: 10th (tenth) Issue;

ii. Total amount of the Issue: R$ 2,000,000,000.00 (two billion Reais) ("Total Issue Value");

iii. Nominal unit value: R$ 1,000.00 (one thousand Reais), on the Issue Date ("Nominal Unit Value");

iv. Series: single;

v. Quantity of Debentures: 2,000,000 (two million) Debentures will be issued;

vi. Date of issue: the date of issue of the Debentures will be December 26, 2018 ("Issue Date");

vii. Term and maturity date: Subject to the assumption of early maturity, Mandatory Early Redemption (as defined below), Optional Early Redemption Offer (as defined below), as well as the other provisions set forth in the "Private Instrument of Deed of the 10th Issue of Simple Debentures, Non-Convertible into Shares, of the Species with Real Guarantee, in a Single Series, for Public Distribution, with Restricted Efforts of Distribution, of Companhia Siderúrgica Nacional" ("Issuance Deed"), the Debentures will have a maturity date of 5 (five) years as of the Issue Date, maturing on December 26, 2023 ("Maturity Date");

viii.Form, type and proof of ownership: Debentures will be issued in registered and book-entry form, without issue of caution or certificates, and for all legal purposes, ownership of the Debentures will be evidenced by the debentures deposit account statement issued by the Bookkeeper (as defined in the Deed of Issue) and, in addition, with respect to Debentures that are electronically guarded at B3 SA - Brazil, Bolsa, Balcão or B3 SA - Brazil, Bolsa, Balcão - Segment CETIP UTVM ("B3") , as the case may be, shall be issued by these statements on behalf of the Debenture Holder, which shall serve as proof of ownership of such Debentures;

ix. Subscription price and form of payment: the Debentures will be subscribed and paid-up in local currency at the time of subscription, at their Unit Face Value, on the date of the first subscription and payment of the Debentures, in accordance with the settlement rules applicable to B3 ("First Payment Date"). In the event that any Debenture is to be paid in a different date and subsequent to the First Payment Date, the payment shall consider its Unit Face Value plus the Remuneration, calculated pro rata temporis from the Date of First Payment until the date of its effective payment;

x. Distribution Procedure: The Debentures will be publicly distributed, with restricted distribution efforts, pursuant to CVM Instruction 476, under a mixed regime of firm guarantee and better placement efforts, of which: (i) 1,500,000 (one million, five hundred thousand) Debentures, in the total amount, on the Issue Date, of one billion, five hundred million Reais     (R$ 1,500,000,000.00), under the firm guarantee regime ("Secured Guarantee Parcel") , and (ii) up to 500,000 (five hundred thousand) Debentures, in the total amount, on the Issue Date, of R$ 500,000,000.00 (five hundred million Reais), under the regime of better placement efforts, with the intermediation by Caixa Econômica Federal ("Leading Coordinator"), pursuant to the "Public Distribution Coordination and Distribution Agreement, with Restricted Distribution Efforts, of the 10th Issuance of Simple Debentures by Companhia Siderúrgica Nacional", to be entered into between the Company and the Leading Coordinator ("Distribution Agreement").

The partial distribution of the Debentures will be admitted in accordance with article 5-A of CVM Instruction 476, combined with article 30, paragraph 2, of CVM Instruction 400, of December 29, 2003, as amended, with the minimum amount to be distributed refers to the Firm Guarantee Portion. If the amount placed does not reach the Total Amount of the Issue, any Debentures not placed in the scope of the Offer will be canceled by the Company, by means of an addition to the Issue Deed, without the Company's approval and without prior resolution in general meeting of debenture holders;

xi. Deposit for Distribution, Trading and Financial Settlement: the Debentures will be deposited for (a) distribution in the primary market through the MDA - Asset Distribution Module, managed and operated by B3, and the distribution will be financially settled through B3; and (b) trading in the secondary market through CETIP21 - Securities, managed and operated by B3, with the negotiations settled financially and the Debentures electronically guarded in B3;

xii. Allocation of funds: the funds raised by the Company through the Issue will be allocated exclusively and in priority, in the following order, (i) total early settlement of the Bank Credit Note - CCB No. 21.3049.767.0000001/82 and the Bank Credit Note - CCB No. 21.3049.767.0000003/44, and (ii) the partial extraordinary repayment of the principal debtor balance of the Bank Credit Note - CCB No. 21.3049.767.00000015/88, in the amount of R$ 570,000,000.00 (five hundred and seventy million Reais), representing its 7th (seventh) and 1st (first) installments, necessarily in that order, all referred to bank credit notes issued by the Company in favor of Caixa Econômica Federal;

xiii. Monetary adjustment and remuneration: the Nominal Unit Value of the Debentures will not be monetarily restated. On the Unit Face Value or balance of the Unit Par Value of the Debentures, as the case may be, interest shall be payable corresponding to the accumulated variation of 126,80% (one hundred and twenty - six and eighty hundredths percent) of the average daily rates of DI - Interbank overnight deposits, expressed as a percentage per year, basis 252 (two hundred and fifty-two) business days, calculated and disclosed daily by B3, in the daily information available on its website (http://www.b3.com.br) ("DI Rate" and "Remuneration"). The Remuneration will be calculated exponentially and cumulatively pro rata temporis for Business Days elapsed, incident on the Nominal Unit Value of the Debentures (or on the balance of the Nominal Unit Value of the Debentures, as the case may be), from the Date of First Payment, or (including), as the case may be, until the date of payment of the Remuneration in question, the date of the declaration of early maturity as a result of an Early Maturity Event (as defined in the Deed of Issue), date of a Mandatory Early Amortization (as defined below). Early Redemption Required (as defined below) or Optional Early Redemption Offer (as defined below), whichever occurs first. Without prejudice to the payments resulting from any Optional Offer for Early Redemption, Mandatory Early Redemption or Mandatory Early Redemption of Debentures, as defined below, or an Early Maturity Event, as provided in the Indenture, the Remuneration of Debentures will be paid quarterly, as of the Issue Date, always on the 26th of March, June, September and December, with the first installment due on March 26, 2019 and the last installment on December 26, 2023;

xiv. Convertibility: the Debentures will be simple, that is, not convertible into shares issued by the Company;

xv. Species: the Debentures will be of the species with real guarantee;

xvi. Real Guarantees: In order to guarantee the faithful, timely and integral fulfillment of any and all principal and incidental obligations, assumed by the Company in the Issue, under the terms set forth in the Indenture, the Debentures will have the following guarantees (collectively, "Guarantees"): (i) fiduciary disposal of shares issued by Usinas Siderúrgicas de Minas Gerais SA - USIMINAS in the minimum amount of one hundred sixty seven million Reais (R$167,000,000.00) in common shares ("Sale Fiduciary of Shares "and" Fiduciary Alienated Shares "respectively); and (ii) fiduciary assignment of existing and/or future receivables held by the Company, arising from certain trade accounts drawn by the Company and from the related account in which such receivables shall be deposited ("Fiduciary Assignment of Rights");

xvii. Amortization of unit par value: the balance of the Unit Par Value of the Debentures will be amortized in 16 (sixteen) consecutive quarterly installments, always on the 26th of March, June, September and December of each year, with the first installment due on March 26, 2020, and the other installments will be due on each of the respective amortization dates of the Debentures, according to the table below:

Parcel	Amortization Date	Value (R$ million)	% Amortized of the Nominal Unit Value
1ª	March 26, 2020	66,667	3.3334%
2ª	June 26, 2020	66,667	3.3334%
3ª	September 26, 2020	66,667	3.3334%
4ª	December 26, 2020	66,667	3.3334%
5ª	March 26, 2021	133,333	6.6667%
6ª	June 26, 2021	133,333	6.6667%
7ª	September 26, 2021	133,333	6.6667%
8ª	December 26, 2021	133,333	6.6667%
9ª	March 26, 2022	133,333	6.6667%
10ª	June 26, 2022	133,333	6.6667%
11ª	September 26, 2022	133,333	6.6667%
12ª	December 26, 2022	133,333	6.6667%
13ª	March 26, 2023	200,000	10.0000%
14ª	June 26, 2023	200,000	10.0000%
15ª	September 26, 2023	200,000	10.0000%
16ª	Maturity Date	66,668	3.3334%
	Total	2,000.00	100.0000%

xviii. Mandatory Early Amortization and Mandatory Early Redemption: The Company shall promote Mandatory Early Amortization (as defined below) or the Mandatory Early Redemption (as defined below) of the Debentures, under the terms and conditions set forth in the Deed of Issue, if the under the terms of the Fiduciary Liquidation Agreement (as defined below), to be exclusively sold under B3 ("Released Shares for Sale"). The proceeds from the sale of the Released Shares for sale shall be fully allocated to Mandatory Early Amortization or Mandatory Early Redemption, as the case may be.

The Company shall promote the obligatory early amortization of the Debentures, limited to ninety-eight percent (98%) of the Debentures Unit Nominal Value, provided that the proceeds from the sale of the Released Shares correspond to an amount lower than sum of the balance of the Nominal Unit Value plus the outstanding and unpaid Remuneration of the outstanding Debentures, and no premium is payable to Debenture Holders ("Mandatory Early Amortization"). The Mandatory Early Amortization must be carried out within a period of up to ten (10) Business Days from the financial settlement of the sale of the Released Shares for Sale in B3 and must be made by paying a portion of the balance of the Nominal Unit Value of the Debentures to be amortized, plus Compensation, calculated pro rata temporis from the Date of First Payment or from the date of payment of the immediately previous Compensation (inclusive), as the case may be, until the date of actual payment. The Mandatory Early Amortization will be made pro rata between all Debentures, and the payment installments of the Debentures will be proportionally decreased, so that the new payment flow of the Debentures will present the same residual maturity before the Early Amortization event Required.

In addition, the Company shall promote the compulsory early redemption of all Debentures in the event that the proceeds from the sale of the Released Shares correspond to an amount equal to or greater than the sum of the balance of the Nominal Unit Value plus the Debenture due and unpaid on and no premium is due to the Debenture Holders ("Mandatory Early Redemption"). The Mandatory Early Redemption shall be made within a period of up to ten (10) Business Days from the financial settlement of the sale of the Released Shares for Sale in B3. The Mandatory Early Redemption shall be made at the Nominal Unit Value or balance of the Nominal Unit Value of the Debentures, as the case may be, plus the Remuneration, calculated pro rata temporis from the Date of First Payment or the date of payment of the immediately preceding Remuneration, as the case may be, until the effective payment date;

xix. Redemption or Optional Early Amortization: the Debentures will not be subject to redemption or optional early amortization at the Company's initiative;

xx. Optional Early Redemption Offer: the Company may, at its sole discretion, at any time, through deliberation by its competent bodies, make an optional offer for the early redemption of all Debentures, with the consequent cancellation of the redeemed Debentures, which shall be addressed to all the Debenture holders, without distinction, ensure that all Debenture holders have a level playing field to accept the early redemption of the Debentures they hold, in accordance with the terms and conditions set forth in the Deed of Issue ("Optional Early Redemption Offer");

xxi. Optional Acquisition: The Company may at any time, in its sole discretion, acquire Debentures, under the terms and conditions agreed upon at the time with the Debenture Holders, in compliance with the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, any rules issued by the CVM, and such fact, if required by applicable legal and regulatory provisions, is included in the Company's management report and financial statements. The Debentures acquired by the Company may, at the discretion of the Company, be canceled, remain in the Company's treasury, or be replaced in the market, subject to the restrictions imposed by CVM Instruction 476. Debentures acquired by the Company to be held in treasury, if and when placed in the market, will be entitled to the same Remuneration applicable to the other Debentures;

xxii. Prize for increased credit risk: the Company shall pay to the Debenture Holders, through a generic event with B3, the following premiums, due to the increase in credit risk related to the Debentures, within 30 (thirty) days of the disclosure of its annual financial statement, calculated on the Nominal Unit Value or debit balance of the Nominal Unit Value of the Debentures, as the case may be, calculated on the last business day of each year, as shown in the table below:

Financial Statements for the fiscal years of:	Net Debt / EBITDA (as defined in the Deed of Issue)	Premium on the Nominal Unit Value or balance of the Par Value of the Debentures calculated on the last business day of each year (%)
December 31, 2018	Above 4.50x to 5.00x	0.50
	Above 5.00x to 5.50	0.75
	Above 5.50x	1.00
December 31, 2019	Above 3.50x to 4.00x	0.50
	Above 4.00x to 4.50x	0.75
	Above 4.50x to 5.00x	1.00
December 31, 2020	Above 3.50x to 4.00x	0.50
	Above 4.00x to 4.50x	0.75
	Above 4.50x to 5.00x	1.00
December 31, 2021, 2022 and 2023	Above 3.00x to 3.50x	0.50
	Above 3.50x to 4.00x	0.75
	Above 4.00x to 4.50x	1.00

xxiii. Early maturity: the Debentures may have their anticipated maturity declared in the events provided for in the Indenture. In the event of the early maturity of the obligations arising from the Debentures, the Company undertakes to redeem all of the Debentures, with their consequent cancellation, being obliged to pay the balance of the Nominal Unit Value or balance of the Nominal Unit Value of the Debentures, as the case might be, plus the Remuneration, calculated pro rata temporis, from the Date of First Payment or the last payment date of the Remuneration, whichever occurs later, until the date of the effective redemption, without prejudice to the payment of the Late Charges (as defined below, as the case may be, and any other amounts that may be owed by the Company pursuant to the Issuance Deed, outside the scope of B3, within two (2) Business Days from the date on which the early maturity of the obligations is declared arising from the Debentures, by means of a written communication to be sent by the fiduciary agent to the Company;

xxiv. Non-payment Charges: Without prejudice to the Remuneration of Debentures, due to the imposition of any amount due to the Debenture Holders, debts due and not paid by the Company, will be subject, regardless of notice, notice or judicial or extrajudicial ) conventional, irreducible and non-compensatory fine of 2% (two percent); and (ii) interest at the rate of 1% (one percent) per month, from the date of default to the date of actual payment; both calculated on the amount due and not paid ("Delinquent Charges");

xxv. Extension of deadlines: The deadlines for payment of any obligation up to the first (1) next Business Day will be considered as extended if the maturity date coincides with the day on which there is no banking record at the place of payment of the Debentures, the cases in which payments are to be made through B3, in which case there will only be an extension when the payment date coincides with a declared national holiday, Saturday or Sunday;

xxvi. Place of payment: the payments to which the Debentures are entitled will be effected by the Company in the respective maturity, using, as the case may be: (a) the procedures adopted by B3, for the Debentures electronically guarded in B3; or (b) the procedures adopted by the Bookkeeper (as defined in the Deed of Issue), for Debentures that are not electronically guarded in B3.

b) the grant by the Company to ensure the faithful, punctual and full compliance with any and all principal and accessory obligations, assumed and present, assumed by the Company in the Issue, of the Fiduciary Alienation of Shares, the terms and conditions of which shall be provided for in the "Instrument Agreement for the Fiduciary Alienation of Shares in Guarantee and Other Covenants "to be entered into between the fiduciary agent and the Company ("Fiduciary Alienation Agreement") and the Fiduciary Assignment of Rights, the terms and conditions of which shall be provided in the "Agreement Fiduciary Assignment of Receivables and Other Covenants" ("Fiduciary Assignment Agreement" and, in conjunction with the Fiduciary Assignment Agreement, the "Guarantee Agreements "); and

c) authorization to the Company's Board of Executive Officers to perform all acts that are necessary to carry out the above resolutions, such as, (i) hiring the Lead Coordinator and other service providers for the Issuance, Restricted Offer, and for the constitution of the Guarantees, including, but not limited to, the fiduciary agent, legal advisors, the registrar, the liquidating bank, the systems of distribution and trading of Debentures in the primary and secondary markets, the guarantee agent, among other services that may be necessary, being able to negotiate and fix the price and conditions for the respective provision of the service and sign the respective contracts; (ii) discuss, negotiate and define the terms and conditions, as well as enter into the Indenture, the Distribution Agreement, the Guarantee Agreements and any other documents related to the Issue, the Restricted Offer, the Debentures and the Guarantees, including anticipation maturity in the Issuance documents; and (iii) establish additional conditions, perform all necessary acts and sign all documents required to carry out the above resolutions.

There being no further business to discuss, the meeting was adjourned, from which these minutes were drawn up, which was read and found to be in conformity, and was signed by those present.

I attest that the resolutions herein transcribed are true to the original of the minutes filed at the Company's Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

Secretary General of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.